Issuer Free Writing Prospectus dated March 5, 2014
Filed Pursuant to Rule 433
Registration No. 333-193209
(Relating to Preliminary Prospectus Supplement dated March 4, 2014)

AudioCodes Ltd.

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement and a preliminary prospectus supplement (together with the prospectus dated January 9, 2014, the “Preliminary Prospectus”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the documents incorporated by reference therein) and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from William Blair & Company L.L.C., 222 West Adams Street, Chicago, Illinois 60606: Attention: Prospectus Department, or by telephone at (800) 621-0687 or by e-mail at prospectus@williamblair.com. References herein to “we,” “us,” “our” and “AudioCodes” refer to AudioCodes Ltd.

The following information supplements and updates the information contained in the Preliminary Prospectus:

Issuer	AudioCodes Ltd. (NASDAQ: AUDC).

Ordinary shares offered by AudioCodes	3,500,000 ordinary shares. In addition, we have granted the underwriter a 30-day option to purchase up to 525,000 additional ordinary shares to cover over-allotments, if any. Unless we specifically state otherwise, all information in this issuer free writing prospectus assumes that the underwriter does not exercise this over-allotment option.

Ordinary shares to be outstanding after the offering	42,054,822 ordinary shares, based on 38,554,822 ordinary shares outstanding as of September 30, 2013, which excludes, as of that date:

•	3,195,422 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $4.11 per share.

•	265,547 ordinary shares issuable upon the vesting and settlement of outstanding restricted share units.

•	18,867 ordinary shares issuable upon the conversion of our outstanding 2.00% senior convertible notes, at a conversion price of $18.71 per share.

•	80,000 ordinary shares issuable upon the exercise of outstanding warrants at an exercise price of $4.37 per share.

•	2,044,934 ordinary shares available for future grant under the 2008 Equity Incentive Plan.

Public offering price	$8.00 per share.

Net proceeds to AudioCodes	Approximately $25.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Pricing date	March 5, 2014.

Closing date	March 10, 2014.

Dilution	Our net tangible book value as of September 30, 2013 was approximately $63.6 million, or $1.60 per ordinary share. If you purchase ordinary shares in the offering, you will incur an immediate and substantial dilution in net tangible book value of $5.87 per share, after giving effect to the sale by us of 3,500,000 ordinary shares in the offering at the public offering price of $8.00 per share.

Book-running managers	William Blair & Company, L.L.C. and Needham & Company, LLC

Co-lead manager	Oppenheimer & Co. Inc.